

May 24, 2013

Via E-Mail
Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

  Re: Consolidated Edison, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 21, 2013
    File No. 001-14514

Dear Mr. Hoglund:

  We have reviewed your response submitted on May 15, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note B. Regulatory Matters

Other Regulatory Matters, page 99

1. We note your response to comment 3 in our letter dated May 2, 2013. You state in your response you have assessed as reasonably possible, the likelihood that you will be required to refund to customers amounts in excess of the amounts recovered from others, and that you are preparing for settlement negotiations but are unable to estimate any additional refund that may exceed the established regulatory liability. As you cannot estimate an amount, please disclose the range of loss, or state that such an estimated range cannot be made.

You may provide your disclosures of estimated range of loss on an aggregated basis. Please include your proposed disclosures in your response.

If you conclude you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertook to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note R. Asset Retirement Obligations, page 132

2. We note your response to comment 7 in our letter dated May 2, 2013. Your disclosure on page 133 currently states you did not accrue the obligation for the cost of asbestos removal from the Companies' generating stations and substation structures since you cannot reasonably estimate the retirement dates. ASC 410-20-50-2 states "[i]f the fair value of an asset retirement obligation cannot be reasonably estimated, that fact and the reasons therefor shall be disclosed." Your disclosure on page 133 states you are unable to reasonably estimate the retirement dates of the generating stations and substation structures, but you do not disclose the reasons you are unable to do so. Additionally, you state in your response that you were unable to reasonably estimate either the settlement date or the undiscounted estimated costs. Please revise your footnote disclosure in future filings to state whether your inability to reasonably estimate the asset retirement obligations is also due to your inability to estimate the undiscounted costs, and also to discuss the reasons you are unable to estimate the retirement date and settlement amount as contained within your response. Please include your proposed disclosure in your response.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief